Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 467/27-5-2004

BY COURIER

Securities and Exchange Commissi
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

04030491

PROCESSED
JUN 15 2004
THOMSON FINANCIAL
SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first quarter 2004 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 155 SECTION

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 6/15

Enclosure
- Press Release of Q1 2004 results (IFRS)

ATHENS, MAY 27 2004

FOR IMMEDIATE RELEASE

PPC's first quarter 2004 financial results: Improvement of results compared to first quarter 2003

Net Income amounted to Euro 115,6 m, up by 10,5% from 1Q 2003. Further reduction of net debt to Euro 3.756 m from 4025 m[1].

- Total revenues grew by 9,5% as compared to the first quarter 2003 and amounted to € 1.043 m. Revenues from energy sales increased by 9,4%.
- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 12,3%, from € 333,9 m to € 375,1 m and Operating Profit by 15,9% from € 204,3 m to € 236,7 m, due to revenue growth, higher operating efficiency levels and containment of operating costs.
- EBITDA margin reached 36% compared to 35% in the first quarter 2003.
- Profit before tax increased by 6,8%, from € 174,4 m to € 186,3 m.
- Negative foreign exchange differences of € 6,3 m, compared to the corresponding positive figure of € 17,7 m for the first quarter of 2003, led to an increase of financial expenses.
- Share of loss in associated companies decreased to € 3,2 m from € 9,1 m in the first quarter of 2003 and corresponds to PPC's investment after tax in the telecommunications company Tellas S.A. 1Q 2004 financial results.
- Net income grew by 10,5% to € 115,6 m from € 104,6 m due to the combination of improved operating profitability and increased financial expenses. As a result earnings per share increased from € 0,45 to € 0,50.
- Capital expenditure amounted to € 171,8 m and includes the cost of Olympic projects under construction.
- Net debt further decreased to € 3.756 m from € 4.025 m in March 2003 and € 3.892 m in December 2003.
- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition to approximately 27.900, as compared to approximately 28.500 employees, at the end of 1Q 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Summary Financials (Unaudited IFRS, Euro m)

	1Q 2004	1Q 2003	Δ (%)
Total Revenues	1.043,3	953,2	9,5%
EBITDA	375,1	333,9	12,3%
EBITDA Margin	36,0%	35,0%	-
Profit from Operations (EBIT)	236,7	204,3	15,9%
EBIT Margin	22,7%	21,4%	-
Net Income	115,6	104,6	10,5%
EPS (in Euro)	0,50	0,45	11,1%
No. of Shares (m)	232	232	-
Net Debt	3.756	4.025	-6,7%

Public Power Corporation' s Chief Executive, Stergios Nezis, said:

"Despite of a slowdown in the increase of consumption due to mild weather conditions in Greece during March we increased our total sales, by increasing exports and improved profitability through higher operating efficiency levels and containment of operating costs. Financial results are better than those of 1Q 2003, which, in turn, were exceptionally positive due to the high contribution of Hydroelectric generation. Our primary objective remains a solid financial performance in order to enhance value for our shareholders ".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +32 10 522 5346

Summary Profit & Loss (Unaudited IFRS, Euro m)

	1Q 2004	1Q 2003	Δ (%)
Total Revenues	1.043,3	953,2	9,5%
Total Operating Expenses (excl. depreciation)	668,2	619,4	7,9%
Total Payroll Expenses	277,9	264,3	5,1%
Total Fuel Expenses	165,2	156,4	5,6%
Energy Purchases	36,1	34,7	4,0%
Transmission System Usage	63,9	60,1	6,3%
Other Operating Expenses	125,1	103,9	20,4%
(EBITDA)	375,1	333,9	12,3%
EBITDA Margin (%)	36,0%	35,0%	-
Depreciation & Amortization	138,4	129,6	6,8%
Profit from Operations (EBIT)	236,7	204,3	15,9%
EBIT margin (%)	22,7%	21,4%	-
Total Financial Expenses	50,4	29,9	68,6%
- Net Financial Expenses	41,6	41,4	0,5%

- Foreign Currency Gains/(Losses)	(6,3)	17,7	-135,6%
- Other Income	0,7	2,9	-75,9%
- Share of loss in associated companies	3,2	9,1	-64,8%
Pre-tax Profits	186,3	174,4	6,8%
Net Income	115,6	104,6	10,5%
EPS (in Euro)	0,50	0,45	11,1%

Summary Balance Sheet and Capex (Unaudited IFRS, Euro m)

	1Q/2004	**1Q/2003**	**Δ (%)**
Net Debt	3.756	4.025	-6,7%
Total Equity	3.438	3.272	5,1%
Capital Expenditure	172	118	45,8%

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 467/27-5-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first quarter 2004 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Press Release of Q1 2004 results (IFRS)

ATHENS, MAY 27 2004

FOR IMMEDIATE RELEASE

PPC's first quarter 2004 financial results: Improvement of results compared to first quarter 2003

Net Income amounted to Euro 115,6 m, up by 10,5% from 1Q 2003. Further reduction of net debt to Euro 3.756 m from 4025 m[1].

- Total revenues grew by 9,5% as compared to the first quarter 2003 and amounted to € 1.043 m. Revenues from energy sales increased by 9,4%.
- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 12,3%, from € 333,9 m to € 375,1 m and Operating Profit by 15,9% from € 204,3 m to € 236,7 m, due to revenue growth, higher operating efficiency levels and containment of operating costs.
- EBITDA margin reached 36% compared to 35% in the first quarter 2003.
- Profit before tax increased by 6,8%, from € 174,4 m to € 186,3 m.
- Negative foreign exchange differences of € 6,3 m, compared to the corresponding positive figure of € 17,7 m for the first quarter of 2003, led to an increase of financial expenses.
- Share of loss in associated companies decreased to € 3,2 m from € 9,1 m in the first quarter of 2003 and corresponds to PPC's investment after tax in the telecommunications company Tellas S.A. 1Q 2004 financial results.
- Net income grew by 10,5% to € 115,6 m from € 104,6 m due to the combination of improved operating profitability and increased financial expenses. As a result earnings per share increased from € 0,45 to € 0,50.
- Capital expenditure amounted to € 171,8 m and includes the cost of Olympic projects under construction.
- Net debt further decreased to € 3.756 m from € 4.025 m in March 2003 and € 3.892 m in December 2003.
- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition to approximately 27.900, as compared to approximately 28.500 employees, at the end of 1Q 2003.

[1] The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

- Foreign Currency Gains/(Losses)	(6,3)	17,7	-135,6%
- Other Income	0,7	2,9	-75,9%
- Share of loss in associated companies	3,2	9,1	-64,8%
Pre-tax Profits	186,3	174,4	6,8%
Net Income	115,6	104,6	10,5%
EPS (in Euro)	0,50	0,45	11,1%

Summary Balance Sheet and Capex (Unaudited IFRS, Euro m)

	1Q/2004	1Q/2003	Δ (%)
Net Debt	3.756	4.025	-6,7%
Total Equity	3.438	3.272	5,1%
Capital Expenditure	172	118	45,8%

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 459| 25.5.04

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding the payment of dividend to PPC's shareholders and a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Two Announcements

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

(No/Date: 3/25-05-2004)

Free share distribution to 20,737 shareholders

Public Power Corporation S.A. (PPC) is to distribute shares free of charge to 20,737 shareholders who held for six months the shares they obtained through the October 2003 public offer, by decision of the Minister of Finance and the Economy.

The distribution is to be on a ratio of one free share for every ten shares, and up to a limit of 200 free shares per individual non-institutional investor who held their PPC shares obtained through the October 2003 public offer until 30 April 2004, marking the completion of a stock trading period of six months for the particular shares. The total amount of shares to be distributed is 637,488 pieces, of a total of 232,000,000 PPC shares. The Hellenic State will transfer the shares to beneficiaries over the counter on 28 May 2004.

Athens, 25-5-2004

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT
PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2003
(No/Date: 2/25-5-2004)

The **PUBLIC POWER CORPORATION S.A.** announced that, in accordance with the decision of the 2nd Annual Meeting of Shareholders of 20/4/2004, the dividend for the fiscal year 2003 amounts to Euro 0.70 (seventy cents) per share. Shareholders of record as at the end of the Athens Stock Exchange meeting on 20/4/2004 are entitled to such dividend. As of 21/4/2004, the shares of the Corporation are traded on the Athens Stock Exchange with no rights to the dividend on profits for the fiscal year 2003.

Payment of the dividend is to commence on 28th May 2004 and is to be effected until 27th May 2005 by NOVABANK S.A. (25-29 Panepistimiou Ave. Branch) through the authorized users (Securities Companies and Banks) of the shareholders.

For more information, Shareholders may contact the Corporation's Shareholders Department or NOVABANK S.A., 25-29 Panepistimiou Ave. Branch, 105 64 Athens (tel. No. 210/3316394).

Athens, 25-5-2004

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 459| 25. 5. 04

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding the payment of dividend to PPC's shareholders and a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Two Announcements

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT
PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2003
(No/Date: 2/25-5-2004)

The **PUBLIC POWER CORPORATION S.A.** announced that, in accordance with the decision of the 2nd Annual Meeting of Shareholders of 20/4/2004, the dividend for the fiscal year 2003 amounts to Euro 0.70 (seventy cents) per share. Shareholders of record as at the end of the Athens Stock Exchange meeting on 20/4/2004 are entitled to such dividend. As of 21/4/2004, the shares of the Corporation are traded on the Athens Stock Exchange with no rights to the dividend on profits for the fiscal year 2003.

Payment of the dividend is to commence on 28th May 2004 and is to be effected until 27th May 2005 by NOVABANK S.A. (25-29 Panepistimiou Ave. Branch) through the authorized users (Securities Companies and Banks) of the shareholders.

For more information, Shareholders may contact the Corporation's Shareholders Department or NOVABANK S.A., 25-29 Panepistimiou Ave. Branch, 105 64 Athens (tel. No. 210/3316394).

Athens, 25-5-2004

ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

(No/Date: 3/25-05-2004)

Free share distribution to 20,737 shareholders

Public Power Corporation S.A. (PPC) is to distribute shares free of charge to 20,737 shareholders who held for six months the shares they obtained through the October 2003 public offer, by decision of the Minister of Finance and the Economy.

The distribution is to be on a ratio of one free share for every ten shares, and up to a limit of 200 free shares per individual non-institutional investor who held their PPC shares obtained through the October 2003 public offer until 30 April 2004, marking the completion of a stock trading period of six months for the particular shares. The total amount of shares to be distributed is 637,488 pieces, of a total of 232,000,000 PPC shares. The Hellenic State will transfer the shares to beneficiaries over the counter on 28 May 2004.

Athens, 25-5-2004